UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Baker Hughes Holdings LLC

State of incorporation/organization:	Commission File Number:	IRS Employer Identification Number:
Delaware	1-9397	76-0207995

Address of principal executive offices:	Person to contact in connection with this report:
17021 Aldine Westfield Houston TX 77073	Regina B. Jones Chief Legal Officer 713-439-8600
Rule pursuant to which this form is being filed:	Period to which the information in this form applies:

☒ Rule 13p-1, 17 CFR 240.13p-1 – Securities Exchange Act, 15 U.S.C 78m(p) – Section 1502, Dodd-Frank Act ☐ Securities Exchange Act, 15 U.S.C 78m(q) – Section 1504, Dodd-Frank Act	January 1, 2020 to December 31, 2020

Section 1 – Conflict Minerals Disclosures

Item 1.01	Conflict Minerals Disclosure and Report

Reasonable Country of Origin Inquiry

Determinations made.

Baker Hughes Holdings LLC (“Baker Hughes,” “Company,” “we,” “our” and “us”), a Delaware limited liability company, determined that we obtained in calendar year 2020 conflict minerals necessary for the production of certain products manufactured or contracted to be manufactured for sale by the Company.

Description of inquiry.

The Company’s inquiry is described in this Specialized Disclosure Report, which includes our Conflict Minerals Report (the “Report”) attached to this Form SD as Exhibit 1.01.

Results of inquiry.

The Company received information regarding conflict minerals in our supply chain from 507 relevant suppliers. Approximately 28% of the responding suppliers furnished relevant materials to the Company with the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, “DRC Region”) as the country of origin. Approximately 72% of the responding suppliers furnished relevant materials to the Company that originate either outside of the DRC Region or from recycled or scrap sources. A table listing all originating countries and recycled or scrap sources for each Conflict Mineral is set forth as Schedule 1 to the Report.

Conflict Minerals Disclosure

A copy of this Form SD and the Report, for the calendar year ended December 31, 2020 are available for access by all interested parties on the Company’s public Internet website:

https://www.bakerhughes.com/conflict-minerals

Conflict Minerals Report

The Company has filed the Report, attached as Exhibit 1.01, contemporaneously with this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 Conflict Minerals Report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

Baker Hughes Holdings LLC

/s/ Lee Whitley	May 26, 2021
Lee Whitley
Vice President and Corporate Secretary